FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of Relevant Fact furnished to the Buenos Aires Stock Exchange dated February 24, 2012

TRANSLATION

Autonomous City of Buenos Aires, February 24, 2012

Messrs
Buenos Aires Stock Exchange

Ref.: Chapter VII, Article 23 of the Regulations
of the Buenos Aires Stock Exchange. Relevant Fact

With respect to the Board of Directors’ Meeting held on February 23, 2012 at YPF S.A (hereinafter the “Company”) we hereby clarify the following events.

The Director appointed to represent class A shares, held by the Argentine State, Mr. Roberto Baratta, who had been duly notified of the calling of the Board of Directors’ meeting in compliance with the terms of the Bylaws and Internal Regulation, appeared at the Company’s offices, accompanied by the Vice Minister of Economy, Mr. Axel Kicillof, the Secretary of Energy, Mr. Daniel Cameron, as well as other government officers, and requested the participation of these officers in the Board of Directors’ Meeting to be held. In view of that, Mr. Roberto Baratta and the alternate Statutory Auditor representing class A shares, Mr. Gustavo Mazzoni, were invited to enter the room where the Board of Directors’ meeting to be held, and they were informed that the rest of the people could not participate in such meeting due to the fact that they were not directors or statutory auditors of the Company. However, the latter were invited to remain in the Company’s offices with the objective of holding any meetings such officers could request. The offer to hold said meetings was rejected by Messrs Kicillof and Cameron, who left YPF’s offices.

On the date hereof, we have received a registered letter addressed to the Chairman of the Company from Mr. Roberto Baratta, where the Company is accused, on no grounds, of preventing him from participating in the Board of Directors’ Meeting and exercising his rights as a director; the notification also expressed that the sender would seek the annulment of said Board of Directors’ Meeting and that he would file the complaints that, according to his judgment, were appropriate. The seriousness and lack of foundations of the accusations made in the letter, as well as the participation of high public officers, make it necessary to inform these facts to national and international stock markets as a relevant fact; that is the reason why we attach copies of the minutes of the Board Meeting No. 321 of February 23, 2012 and the record of attestation drawn up by the Notary Public Emilio del Río on the same date.

YPF S.A. will respond to such letter and will continue defending its rights in all relevant matters.

Yours faithfully,

Guillermo Reda
Market Relations Officer
YPF S.A.

Board Minutes No. 321

A meeting of the Board of Directors of YPF S.A. was held on February 23, 2012 at its registered office at Macacha Güemes 515 in the City of Buenos Aires. The meeting was presided over by its Chairman, Mr. ANTONIO BRUFAU NIUBÓ, with the attendance of the Board’s Vice-Chairman, Mr. ENRIQUE ESKENAZI; the Executive Vice-President Mr. SEBASTIÁN ESKENAZI; and the other Regular Directors, Messrs. ANTONIO GOMIS SÁEZ, ANÍBAL BELLONI, MARIO I. BLEJER, CARLOS BRUNO, CARLOS DE LA VEGA, MATÍAS ESKENAZI STOREY, JAVIER MONZÓN, CARLOS MORALES-GIL, LUIS SUÁREZ DE LEZO, MARIO VÁZQUEZ, and Statutory auditors Messrs JUAN GELLY Y OBES, ISRAEL LIPSICH, SANTIAGO LAZZATI and CARLOS MARÍA TOMBEUR.

It was stated on record that Directors Javier Monzón and Carlos Morales-Gil attended the meeting by videoconference from the city of Madrid (Spain) and Mexico City (Mexico), respectively, and that they both authorized the Chairman to sign the minutes on their behalf. Likewise, Directors Federico Mañero and Miguel Martínez San Martín, who were not in attendance, delegated their representation and signature on the meeting minutes to the Chairman. Note was taken accordingly.

The Board’s Secretary, Mr. Mauro Dacomo, entered the meeting and stated that, in spite of having repeatedly invited Director Roberto Baratta and Deputy Statutory auditor Gustavo Mazzoni (both appointed by the Federal Government) to this Board Meeting, they decided to leave the premises unexpectedly, thus delaying the beginning of the meeting. The Secretary further stated that the details of this situation would be reported to the Board, once the Notary Public, Carlos del Río, had completed the corresponding notarial record, drawn at the Secretary’s request as a result of the situation caused by the presence of a number of government officials accompanying Mr. Baratta at YPF, S.A.’s registered office.

In light of the above, and a quorum being present at 11:40 am, the Chairman called the meeting to order and, before proceeding with the discussion of the items on the Agenda, he stated that as a result of the situation YPF has faced in the past few days, he wished to make a few introductory remarks about the Company and Argentina in the context of the energy sector.

In this regard, the Chairman reported that in the last month YPF has been the subject of unfair criticism and warnings by the federal and provincial authorities, as well as received notices of the initiation of different administrative proceedings, including threats of fines or restrictions with dubious legal foundations.

First and foremost, the Chairman recalled the statements made by the Government-appointed Director, Mr. Roberto Baratta, at Board Meeting No. 319 on November 2, 2011 when discussing dividend distribution  where, after voting against dividend distribution, he expressed his wish to clarify that the Government approved of the activities the Company engaged in thus far. The aforementioned discussion was duly recorded in the corresponding meeting minutes.

Thereafter, the Chairman proceeded to discuss the items referred to previously:

Energy situation in Argentina: in this regard, the Chairman refers to:
•
The primary energy matrix, comparing Argentina, with Europe and the USA, highlighting Argentina’s high dependence on hydrocarbons, especially natural gas (51%, compared with 34% in Europe and 27% in the USA).

•	Argentina’s economic evolution and the growth in the demand, noting that GDP growth and energy demand in 2002-2010 reached unprecedented levels.
•	Comparison of the Argentine basin with the basins found in the U.S. and Mexico which experience similar challenges.
•
Crude oil production in Argentina which has declined in the last ten years due to the thermal maturity of the Argentine basins with respect to conventional resources, which may only be mitigated by investments aimed at improving the recovery factor. Part of last year’s decline is attributable to major strikes arising from well-known trade union conflicts.

•
Natural gas production in Argentina, highlighting its decline by (-3.4%) in 2011 while the annual decline rate was (-2.0%) from 2004 to 2011, as a result, mainly, of the already high recovery factors in conventional gas resources. The Chairman further referred to Natural Gas imports since 2004, stating that Bolivian and LNG-derived natural gas were already in the Argentine energy matrix since the first investments in 2006. The difference between international import prices and domestic prices results in ever-increasing subsidies, the global amount of which rises because of the difference between the import price and the domestic price, as well as increasing import volumes. This policy of subsidies discourages energy savings.

The Chairman then reviewed the trends of YPF's main variables, to wit:

•
Evolution of investments and results: he referred to YPF’s investments in acquisition of  property, plant and equipment and results of operations from 1993 to 2011, highlighting that investment volume since 2006 has been higher than results and that there was record investment in 2011.

•	Crude oil production: Argentine production/reserve ratio is similar to those in the USA and Norway, and YPF's ratio is higher than other companies’.
•
Natural gas production: Argentina’s production/reserve ratio historically has been inferior to the USA’s ratio. In the past few years, nonconventional gas has reversed this trend. YPF records a much higher ratio than other companies.

•
Production drop: he referred to YPF's comparative evolution in relation to the second operator. YPF's efforts in supplying the oil and gas market has been much greater than other operators in Argentina.

•
Replacement of reserves, according to the Energy Secretariat’s data: in 2010, YPF S.A.’s reserve replacement ratio was 144% in oil and 100% in gas, above the average recorded by other companies. In 2011, the expected oil and gas reserve replacement ratio was 113%.

•	Oil and gas production: in 2011, trade union conflicts in the South of Argentina affected YPF's production by 9.6 Mboe1 (7.4 Mbbl in oil and 2.2 Mboe in gas).
•	Historical gas production in the main fields: Loma La Lata field may be said to have finished its production plateau, reaching its peak production in 2004.
•	Gas production decline in the main fields: the only field operated by YPF is Loma La Lata.
•
Utilization of refineries: the Chairman made a comparison with competitors and stated that YPF’s refineries registered the highest use. YPF’s optimization of its refining system and the incorporation of other middle products enabled a maximum loading capacity in its upgrading and conversion units, even despite a decrease in processed crude oils.

1[Mboe: Thousand barrels of oil equivalent; Mbbl: Thousand barrels; Mbep: Million barrels of oil equivalent.]

•
Yield and market share: YPF has slightly increased gasoline and middle distillate production, even at lower utilization rates. The offer of high octane gasoline for the local market has increased by over 114% (compared to 2005). In the case of diesel, YPF could maintain a reasonable market share (52% in 2011) with its own diesel production.

•	Gasoil and gasoline sales: YPF has supplied more than 74% of local market growth since 2002.
•	Gasoline and diesel prices: YPF's prices are the lowest in the market. In January 2012, competitors’ prices were 18% and 21% above YPF's prices in premium gasoline and diesel, respectively.
•	Taxes paid by YPF: this refers to YPF’s annual tax contributions, having recorded the largest tax contribution in 2011.
•
Investment of 2,000 million dollars in the expansion and improvement of the Downstream system: new Continuous Catalytic Reformer (CCR) Chemical unit; expansion of HDS-diesel Desulphurization unit in LC complex; new HTBG-diesel Desulphurization unit in LP complex; new gasoline Desulphurization unit in LC complex; investments in mixing bioethanol with Fatty Acid Methyl Esters (FAME) in Refineries and Terminals; refurbishment of the logistic and warehousing system; new Coking unit – Coke A in LP complex. The objectives are the following: to improve product mix, increase gasoline and diesel production, decrease production of heavy products and compliance with environmental specifications.

•	Investments: this refers to ongoing projects aimed at increasing diesel and gasoline production and octane components for blending.
•	YPF's market share: it grew from 44% in gasoline and 51% in diesel in 2002, to 54% in gasoline and 58% in diesel in 2011.
•	Employment: the Chairman indicated that, even during the crisis in Argentina (2001/2002), YPF’s payroll continued growing and creating more employment.

The Chairman continued by offering a comparative analysis with the USA, providing information about the decline in production levels and the decrease in supply, prices, incentives for the search of new sources, technical and operational enhancements implemented in low permeability oil fields (tight oil/shale oil), which prompted a paradigm change and a growth in onshore production.

The Chairman further referred to the Canadian experience, whose rise in production of nonconventional resources was faster than in the USA, highlighting that the reasons for success has been the same as those applied in the USA, with an additional factor: incorporating the learning curve of US pioneering companies, coupled with a decisive governmental support through tax incentives, trade facilitation and incentives for foreign investment. The next countries that may replicate this success are Poland and Argentina, the latter displaying much more attractive basins from a geological perspective. The development of Shale Gas resources in the USA has completely changed the energy balance and largely eliminated the need to import LNG. At present, 23% of U.S. gas production comes from Shale Gas. A rise in production in 2010 was prompted by escalating horizontal drilling programs in U.S. shale, thus reversing a decades-long downward trend in production.

The Chairman mentioned that the causes of shale success in the United States were the following, among others: positive economic environment for upstream activities, proximity to clients/consumption, international companies' interest in acquiring know-how and assets in developed countries, exposure to international benchmark crude oil and gas prices, absence of exchange rate risk, a stable regulatory framework enabling long-term investments, diligent establishment of clear rules, legal stability, deregulated markets, flexible royalties and taxes adapted to this kind of exploitation, unlimited concession terms, access to long-term financing/investments, possibility of price hedging for large volumes, access to efficient infrastructure, alignment of land owners with producers, import product/deep water displacement to marginal prices, ease of access to human and technological resources, possibility of managing investments/production in relation to prices, gradual reduction of costs related to the exploration and production of nonconventional resources.

Thereafter, the Chairman referred to Vaca Muerta Formation, highlighting that according to the U.S. Energy Information Administration (EIA)’s report issued in April 2011, “World Shale Gas Resources”, Argentina is the third largest gas shale resource base. Worldwide nonconventional gas resources (6,622 Trillion cubic feet) are roughly equivalent to world proven resources of natural gas (6,609 Tcb). Of the total technically recoverable resources worldwide, 12% would be in Argentina (774 Tcf). This refers to YPF's activity in Vaca Muerta between 2007 and 2011. The U.S. shale analogy shows that Vaca Muerta has better geological features.

The Vaca Muerta formation spreads over an area of about 30,000 km², where YPF holds an interest in 12,000 km² (40% of the total). According to the findings of studies conducted to this date, the above 12,000 km² would be distributed as follows: 9,311 km² oil area, 670 km² wet gas area and 2,019 km² dry gas area.

The Chairman further referred to the reserves and resources evaluation study conducted by Ryder Scott, highlighting the following aspects: (i) YPF increased its prospects on hydrocarbon resources and reserves in the Vaca Muerta formation to 22,807 Mboe; (ii) Gross prospective resources reach 21,167 Mboe within an area of 8,071 km² (where YPF holds a net interest in 5,016 km²); (iii) Gross contingent resources amount to 1,525 Mboe (over an area of approximately 1,100 km², where YPF holds a net interest in 834 km²). Additionally, in this same area, 116 million barrels of equivalent oil have been recorded on YPF’s reserves log (3P).

The Chairman then presented information on nonconventional activities. By the end of January 2012, YPF, S.A. had drilled 28 new wells and re-completed 1 existing well in the Loma La Lata and the Loma Campana blocks, advancing its plan to map and develop nonconventional resources in the Vaca Muerta formation. Of the total aforementioned drillings, 24 are vertical wells completed with stimulation treatments of between 2 and 4 stages of hydraulic fracturing. Currently, 20 of these wells produce crude oil of excellent quality from natural flows, with initial rates between 180 and 600 bpd, restricted to a 4 mm bore. It is worth mentioning that 6 wells are currently producing without the need for stimulation. The remaining 4 wells are in process of termination. An American company has announced its first successful fractured well in adjoining fields. Additionally, 4 horizontal wells have been drilled during the last months of 2011, whose assessments are still pending.

Thereafter, [the Chairman] referred to Vaca Muerta’s potential for development, which constitutes an opportunity for Argentina’s economic development in the energy sector. With regard to Shale Oil, YPF holds a net interest of 834 km² within an area of 1,100 km². As for Shale Gas, the investment in an area of 1,800 km² would be above USD 14 billion. Between Shale Oil and Gas areas, the area under development would be of 2,900 km².

The development of the Vaca Muerta formation is a singular opportunity for Argentina, for the following reasons:

•
As with Brazil’s offshore discoveries, Argentina faces the opportunity of creating a new industry of shale, all of which involves: construction of drilling and workover equipment in the country, creation of companies dealing in the construction of wells, valves, tubes, equipment, etc. at the new scale required by this undertaking, thus creating a competitive cost scenario.

•	In addition, the professional training of human resources capable of meeting employment demands in the forthcoming years, with highly qualified professionals trained in the country.
•
As in the United States, the opportunity of energy self-sufficiency emerges, reducing energy import levels, with a gas and crude oil price rendering these developments viable at lower costs than importing such products.

•
Additionally, attracting foreign capital to Argentina as a source of financing the economic resources required by this project in forthcoming years is a mandatory condition for a project of such magnitude.

•
The development of nonconventional resources creates a new paradigm for the oil and gas industry in Argentina; which orderly development will be essential to sustain the economic growth of the country in the next decades. To make this possible, it will be necessary to reach consensus within the sector, including workers and the national and provincial governments.

Lastly, the Chairman reflected upon the above matters and the possibilities of energy development in Argentina.

The attendees took note of the Chairman’s report, which was appended to the special record of annexes to the Board Minutes Book, signed by Messrs. de la Vega and Vásquez.

Discussion ensued after the statements made by the Secretary and the Chairman.

The FIRST ITEM ON THE AGENDA was then submitted to consideration: “Report by the General Operations Director”.

The Chairman gave the floor to the General Operations Director, Ignacio Moran, who reported on YPF's Activity until January 2012.

Director Mario Vásquez then asked Mr. Moran to provide a summary of the current status of YPF’s imports and access to the foreign exchange market.

Mr. Moran proceeded accordingly and, in this regard, he stated that from the beginning of 2012, YPF has experienced some difficulties in attempting to have access to the foreign exchange market for the payment of its financial obligations related to import operations, both for refined products (diesel fuel) and the equipment required for investment projects.

[Mr. Moran] asked Mr. Mauro Dacomo to provide additional information on this matter. Accordingly, Mr. Dacomo reported that a series of letters were submitted (dated January 8 and 27 and February 10 and 14, 2012), all of them referring to the above-mentioned difficulties described by Mr. Moran.

Mr. Dacomo explained that —as informed to YPF by the bank through which these transactions were attempted— the difficulties would be due to instructions given by national regulatory authorities and public officials. This, without prejudice to the fact that YPF had duly complied with all legal or statutory regulations in connection with international trade, foreign exchange, and of any other nature, which were and still are duly abided by YPF. Even though the competent authorities were fully aware of these imports (especially of diesel fuel) and that the Company had resorted to financing for the payment of such imports, the situation was reported to the national authorities (Ministry of Economy and Finance; Internal Trade Secretariat; Ministry of Federal Planning, Public Investment and Services; Energy Secretariat; and the Argentine Central Bank) in the aforementioned letters.

[Mr. Dacomo] further explained that considerable delays were detected in administrative steps and proceedings related to the import of inputs, materials and equipment. They mainly consisted of critical equipment and inputs for YPF’s ongoing investment projects in its refineries. Even though the competent authorities were fully aware of these investment projects, YPF reported the excessive delay in the aforementioned administrative steps and proceedings in a letter dated January 27, 2012, addressed at the Ministry of Economy and Finance, and the Ministry of Industry, with copy to the Ministry of Federal Planning, Public Investment and Services, and the Energy Secretariat. YPF stressed its concern about these administrative delays, as they directly affected work execution terms of projects which will result in a rise the in volume and quality of gasoline and diesel fuel produced by YPF, in addition to adversely affecting production and sales of other company products.

After an exchange of opinions, THE BOARD UNANIMOUSLY RESOLVED:

1º)
To take due note of the General Operations Director’s report on YPF’s Activity, a copy of which was filed in the special record of annexes to the Board Minutes Book, signed by Messrs Directors Mario Vásquez and Carlos Bruno.

2º)	To take due note of the information regarding the current status of YPF's imports and access to the foreign exchange market.

The SECOND ITEM ON THE AGENDA was then submitted to consideration: “Authorization for EOG Resources Argentina Limited (Argentine office) to assign its interest in the JVAs and JOAs Cerro Avispa and Bajo del Toro to EOG Resources Argentina S. R. L. Observance of the requirement imposed by the Public Registry of Commerce in the Province of Neuquén”.

Mr. Mauro Dacomo took the floor and provided information about this matter.

He reported that EOG Resources Argentina Limited (Argentine office) assigned its 43.2% interest in the Joint Venture Agreements (JVAs) and Joint Operating Agreements (JOAs) corresponding to the Cerro Avispa and Bajo del Toro areas. The JVAs and JOAs for such areas were executed by YPF S.A., Gas y Petróleo del Neuquén S.A. and EOG Resources Argentina Limited (Argentine office) within the framework of Concurso 002/2010-Tercera Ronda [Tender No. 002/2010-Third Round] for the selection and subsequent contracting of companies interested in associating with Gas y Petróleo del Neuquén S.A. for the exploration and exploitation of the Cerro Avispa and Bajo del Toro areas in the Province of Neuquén.

After the assignment, equity interests were as follows: YPF 46.7%, EOG Resources Argentina S.R.L. 43.2% and Gas Petróleo del Neuquén 10%.

Even though the assignment was made among related companies and YPF's interest remained the same, in order to file the requisite addenda resulting from the new shareholding structure with the Public Registry of Commerce of the Province of

Neuquén, the Directors of all companies integrating the JVA are required to approve said addenda.

After an exchange of opinions, THE BOARD UNANIMOUSLY RESOLVED:

1º)
To authorize the execution of any requisite addenda resulting from EOG Resources Argentina Limited (Argentine office)’s assignment of its interest in the JVAs and JOAs Cerro Avispa and Bajo del Toro to EOG Resources Argentina S. R.L.

2º)
To grant powers to the Corporation’s attorneys-in-fact and/or any persons appointed by them, so that any of them may individually take any necessary steps in accordance with the above resolution, in the name and on behalf of the Corporation.

The THIRD ITEM ON THE AGENDA was then submitted to consideration: “Letter from Class “D” Shares Regular Director Carlos Morales-Gil regarding his impossibility of receiving any fees".

Mr. Mauro Dacomo took the floor and reported that a letter was received from Director Carlos Morales-Gil, where he informed the Board of his impossibility of receiving any compensation.

In this regard, Mr. Dacomo explained that in its pertinent part, the letter stated that in the particular case of Mexico, the position of General Director of Pemex Exploración y Producción was classed as public servant, in accordance with the Political Constitution of the United Mexican States; therefore, Mr. Morales-Gil’s office was subject, among different regulations, to the Federal Law on Accountability of Public Servants (Ley Federal de Responsabilidades de los Servidores Públicos), which, among other things, sets forth that every public servant is bound to perform his duties, office or commission without receiving any other further benefit than the compensation received from the Federal Government for his position.

Likewise, the letter further stated that internal regulations governing Petróleos Mexicanos set forth that public servants of any of its subsidiaries are not allowed to receive any remuneration for their assistance to governing bodies of the companies where they participate as members of the Board of Directors. In view of the fact that his appointment as YPF director is derived from the shareholding in those companies, and considering the entity where he acted as servant, and his office, position or commission therein, he felt compelled to waive any other salary, compensation or benefit to which he could be entitled.

Lastly, Mr. Morales-Gil stated in his letter that he was precluded from receiving any kind of compensation for his performance as member of YPF’s Board of Directors, because this position derived from his appointment as General Director of Pemex Exploration and Production, a subsidiary of Petróleos Mexicanos.

He concluded the letter stating that the above information was for the Board's notice and to all pertinent effects.

After an exchange of opinions, THE BOARD UNANIMOUSLY RESOLVED:

1º)	To take due note of the letter sent by Director Carlos Morales-Gil, a copy of which was filed in the special record of annexes to the Board Minutes Book.

2º)	To report to the Annual General Shareholders' Meeting in due course.

Finally, Mr. Luis Suárez de Lezo took the floor, and recalled the commitment assumed at the meeting held on September 9, 2011 to report any relevant news regarding the Shareholders’ Agreement executed on August 29, 2011 between Sacyr Vallehermoso and Petróleos Mexicanos (Pemex) in relation to Repsol YPF (the "Shareholders' Agreement").

He stated that, in furtherance of the above commitment, he brought to the Board's notice that, as was publicly announced, on December 20, 2011 Sacyr Vallehermoso transferred Repsol YPF’s shares, representing 10% of its capital stock, to third parties, thereby reducing its shareholding to 10.01%. Consequently, Sacyr Vallehermoso was no longer the controlling shareholder of Repsol YPF, a position currently held by Caixabank, and lost one Board member, so it was currently represented by two out of fifteen voting members.

On January 31, 2012, Pemex and Sacyr Vallehermoso announced the execution of an early termination agreement of the Shareholders’ Agreement, which thus is no longer effective as from such date.

Lastly, [Mr. Suárez de Lezo] explained to the Board that, as mentioned in other occasions, neither the Sacyr Vallehermoso Group nor the Pemex Group have ever controlled Repsol YPF or exerted any decisive influence in its resolutions, or indirectly on YPF.

The attendees took due note of Mr. Luis Suárez de Lezo 's reporting.

The Secretary took the floor, and called upon the Notary Public, Carlos Emilio del Río, to join the meeting in order to read out and bring to the Board’s notice the Minutes formerly drawn, transcribed below:

“CERTIFICATION OF FACTS. “YPF SOCIEDAD ANONIMA”.  Notarial record number sixty-seven. In the City of Buenos Aires, Capital of the Republic of Argentina, on February 23, 2012, before me, Notary Public Carlos Emilio Del Río, in charge of Registry 746, there appears Mauro Renato José DACOMO, married, of Argentine nationality, Identity Document Number (DNI) 16764606, of legal age and residing in this City, all of which I attest, and states that:  he requests this authorizing Notary Public’s intervention to state on record the facts to be described. Considering that the requiring party has a legitimate interest in this act, I accept his request. This Notarial Record is given and read out to the appearing party, who ratifies its contents and signs it before me, I attest.

[There follows the signature of Mauro DACOMO]

Then, I appear jointly with the requiring party (Mr. Dacomo) at the building located at Macacha Güemes 515, 33rd floor, where he states that at the time stipulated for the beginning of the Board Meeting, duly called for such date, there appears Mr. Roberto Baratta (Director of “YPF S.A.”) accompanied by a group of persons, as follows: the Vice-Ministry of Economy, Axel Kicillof; the Secretary of Energy, Daniel Cameron; the Notary Public Norma Verna, from Escribanía General de la Nación (Argentina's Office of the General Notary); and Counsel Rafael Llorens, an attorney from the Ministry of Planning. The requiring party states: “we are delighted to receive the above-mentioned officials”, for which reason he explains to them that a meeting of this kind should be planned in advance, because Board Meetings are solely to be attended by the legitimate members of the Board, given their restricted and confidential nature, as provided in current regulations; the requiring party further states that the Chairman, Antonio Brufau and the CEO, Sebastián Eskenazi, have asserted to him that they would be very pleased to receive the above-mentioned officials at any meeting requested by them. He also mentions that the entry into the Board Meeting at Macacha Güemes 515, 33rd floor was never denied to the Director representing the Federal Government, Mr. Roberto Baratta, and the Deputy Statutory Auditor representing the Federal Government, Gustavo Mazzoni, and that the aforementioned government officials, as well as the other persons not identified above who were also accompanying Mr. Baratta, were never denied the entry into the building. AT THIS STAGE, Mr. Dacomo invites the above-mentioned officials to remain in the building in order to hold a meeting, but they decide to leave the premises, including Director Roberto Baratta and Deputy Statutory Auditor Gustavo Mazzoni who, consequently, do not attend the Board Meeting, in spite of the fact that they had been requested to attend and participate in it. The aforesaid is ratified by the Director of “YPF S.A.” Mr. Luis Suárez de Lezo and by Messrs. Leonardo Raúl López, DNI 17788195 and Pablo Christian Bonetto, DNI 22250581, the last two persons being lawyers and attorneys-in-fact of “YPF S.A.”. Once the legal capacity of Mr. Mauro Renato José Dacomo as representative of “YPF S.A.” has been duly attested by the Power of Attorney pursuant to Notarial Record No. 60 dated February 16, 2010, entered by this authorizing Notary Public on folio 83 of Registry 746 in my charge, which I have before me, and the requiring party stating under oath that the agency is full force and effect, these notarial proceedings are deemed concluded, and the notarial record is fully read out by me to the attendees to the aforementioned Board Meeting, issued on this date under number 321. Director Carlos de la Vega states that while he was at the hall of the Board Room on floor 33 of this building, awaiting the beginning of the Board Meeting together with the other Directors, Mr. Roberto Baratta approached him and said “You are Independent Directors. What are you going to do? You may decide not to participate in this meeting... but it is you who decide...". The notarial proceedings are thus deemed concluded at 1:30 pm by the requiring party, and the record is read out, ratified in its contents and signed before me, all of which I attest.

(There follow the signatures of Mauro Dacomo, Luis Suárez de Lezo, Pablo Bonetto, Leonardo López and Carlos de la Vega)”.

Lastly, the Supervisory Committee stated on record the legality of the resolutions adopted by the Board.

Thereafter, the Chairman proposed a recess in order that these Minutes may be drawn, a motion which was unanimously approved. At 1:45 pm the Board Meeting was resumed with the attendance of the persons first mentioned above, and the Minutes were read out. No observations were made and the minutes were unanimously approved and signed by the attendees. There being no further matters to discuss, the meeting was adjoined at 1:55 pm.

[Signatures of Board members follow].

[Logotype] NOTARIAL ACT– LAW 404 [Coat of Arms of the Republic of Argentina]
[There follows a signature and a seal with the following text]: Dr. Carlos Emilio del Río, License 2514, NOTARY.

N 014803613
FOLIO 112. FIRST COPY. CERTIFICATION OF FACTS. “YPF SOCIEDAD ANONIMA”.  Notarial record number sixty-seven. In the City of Buenos Aires, Capital of the Republic of Argentina, on February 23, 2012, before me, Notary Public Carlos Emilio Del Río, in charge of Registry 746, there appears Mauro Renato José DACOMO, married, of Argentine nationality, Identity Document Number (DNI) 16764606, of legal age and residing in this City, all of which I attest, and states that:  he requests this authorizing Notary Public’s intervention to state on record the facts to be described. Considering that the requiring party has a legitimate interest in this act, I accept his request. This Notarial Record is given and read out to the appearing party, who ratifies its contents and signs it before me, I attest. Mauro DACOMO. There is a seal. C.E. DEL RIO. Then, I appear jointly with the requiring party (Mr. Dacomo) at the building located at Macacha Güemes 515, 33rd floor, where he states that at the time stipulated for the beginning of the Board Meeting, duly called for such date, there appears Mr. Roberto Baratta (Director of “YPF S.A.”) accompanied by a group of persons, as follows: the Vice-Ministry of Economy, Axel Kicillof; the Secretary of Energy, Daniel Cameron; the Notary Public Norma Verna, from Escribanía General de la Nación (Argentina's Office of the General Notary); and Counsel Rafael Llorens, an attorney from the Ministry of Planning. The requiring party states: “we are delighted to receive the above-mentioned officials”, for which reason he explains to them that a meeting of this kind should be planned in advance, because Board Meetings are solely to be attended by the legitimate members of the Board, given their restricted and confidential nature, as provided in current regulations; the requiring party further states that the Chairman, Antonio Brufau and the CEO, Sebastián Eskenazi, have asserted to him that they would be very pleased to receive the above-mentioned officials at any meeting requested by them. He also mentions that the entry into the Board Meeting at Macacha Güemes 515, 33rd floor was never denied to the Director representing the Federal Government, Mr. Roberto Baratta, and the Deputy Statutory Auditor representing the Federal Government, Gustavo Mazzoni, and that the aforementioned government officials, as well as the other persons not identified above who were also accompanying Mr. Baratta, were never denied the entry into the building. AT THIS STAGE, Mr. Dacomo invites the above-mentioned officials to remain in the building in order to hold a meeting, but they decide to leave the premises, including Director Roberto Baratta and Deputy Statutory Auditor Gustavo Mazzoni who, consequently, do not attend the Board Meeting, in spite of the fact that they had been requested to attend and participate in it. The aforesaid is ratified by the Director of “YPF S.A.” Mr. Luis Suárez de Lezo and by Messrs. Leonardo Raúl López, DNI 17788195 and Pablo Christian Bonetto, DNI 22250581, the last two persons being lawyers and attorneys-in-fact of “YPF S.A.”. Once the legal capacity of Mr. Mauro Renato José Dacomo as representative of “YPF S.A.” has been duly attested by the Power of Attorney pursuant to Notarial Record No. 60 dated February 16, 2010, entered by this authorizing Notary Public on folio 83 of Registry 746 in my charge, which I have before me, and the requiring party stating under oath that the agency is full force and effect, these notarial proceedings are deemed concluded, and the notarial record is fully read out by me to the attendees to the aforementioned Board Meeting, issued on this date under number 321. Director Carlos de la Vega states that while he was at the hall of the Board Room on floor 33 of this building, awaiting the beginning of the Board Meeting together with the other Directors, Mr. Roberto Baratta approached him and said “You are Independent Directors. What are you going to do? You may decide not to participate in this meeting... but it is you who decide...". The notarial proceedings are thus deemed concluded at 1:30 pm by the requiring party, and the record is read out, ratified in its contents and signed before me, all of which I attest.
Mauro DACOMO, L. SUÁREZ DE LEZO, L. LÓPEZ, P. BONETTO, Carlos de la VEGA. There is a seal. C. E. del RIO. [This Copy] MATCHES the original Notarial Record I had before me and it is entered on folio 112 of Registry 746 in my charge, I attest. This first copy is hereby issued to “YPF SOCIEDAD ANÓNIMA” in two folios consecutively numbered from N014803613 to this folio [N014803614], signed and sealed on the date and in the place of its execution.

[There follows a signature and a seal with the following text]: Dr. Carlos Emilio del Río, License 2514, NOTARY.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 29, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer